Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                ANNUAL REPORT

                               FOR THE PERIOD

            Beginning January 1, 1999 and ending December 31, 1999
                      ---------------            -----------------

                                   TO THE

                   U.S. SECURITIES AND EXCHANGE COMMISSION

                                     OF

                  North Atlantic Energy Service Corporation
                  -----------------------------------------

                         A Subsidiary Service Company


                    Date of Incorporation:   April 1, 1992


State or Sovereign Power under which Incorporated or Organized:   New Hampshire
                                                                  -------------


           Location of Principal Executive Offices of Reporting Company:

                     Route 1, Lafayette Rd., Seabrook, NH, 03874
                     --------------------------------------------


             Name, title and address of officer to whom correspondence
                    concerning this report should be addressed:

   John J. Roman   V.P. & Controller   P.O. Box 270, Hartford, CT 06141-0270
   -------------------------------------------------------------------------


                Name of Principal Holding Company Whose Subsidiaries
                           are served by Reporting Company:

                                 Northeast Utilities



                       INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes ncessary.

3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ('210.3-01(b)).

6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X. '210.3-01(c))

7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.



                 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                 ---------------------------------------------

                                                  Schedule or        Page
Description of Schedules and Accounts             Acct. No.           No.
-------------------------------------             -----------        ----

Comparative Balance Sheet                         Schedule I          4-5

Service Company Property                          Schedule II         6-7

Accumulated Provision for Depreciation and
Amortization Of Service Company Property          Schedule III         8

Investments                                       Schedule IV          9

Accounts Receivable from Associate Companies      Schedule V          10

Fuel Stock Expenses Undistributed                 Schedule VI         11

Stores Expense Undistributed                      Schedule VII        12

Miscellaneous Current and Accrued Assets          Schedule VIII       13

Miscellaneous Deferred Debits                     Schedule IX         14

Research, Development, or Demonstration
Expenditures                                      Schedule X          15

Proprietary Capital                               Schedule XI         16

Long Term Debt                                    Schedule XII        17

Current and Accrued Liabilities                   Schedule XIII       18

Notes to Financial Statements                     Schedule XIV        19

Comparative Income Statement                      Schedule XV         20

Analysis of Billing - Associate Companies         Account 457         21

Analysis of Billing - Non-Associate Companies     Account 458         22

Analysis of Charges for Service - Associate
and Non-Associate Companies                       Schedule XVI        23

Schedule of Expense by Department or
Service Function                                  Schedule XVII     24-25

Departmental Analysis of Salaries                 Account 920         26

Outside Services Employed                         Account 923         27

Employee Pensions and Benefits                    Account 926         28

General Advertising Expenses                      Account 930.1       29

Miscellaneous General Expenses                    Account 930.2       30

Rents                                             Account 931         31

Taxes Other Than Income Taxes                     Account 408         32

Donations                                         Account 426.1       33

Other Deductions                                  Account 426.5       34

Notes to Statement of Income                      Schedule XVIII      35

Description of Reports or Statements
------------------------------------

Organization Chart                                                    36

Methods of Allocation                                                 37

Annual Statement of Compensation for
Use of Capital Billed                                                 38

Signature Page                                                        39


              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

----------------------------------------------------------------------------------------
  ACCT                   ASSETS AND OTHER DEBITS                  AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                     1999        1998
        SERVICE COMPANY PROPERTY                                  (Thousands of Dollars)
        ------------------------
  101   Service company property (Schedule II)                      $     0     $     0
  107   Construction work in progress (Schedule II)                       0           0
                                                                    -------     -------
            Total Service Company Property                                0           0
                                                                    -------     -------
  108   Less accumulated provision for depreciation and
        amortization of service company property (Schedule III)           0           0
                                                                    -------     -------
            Net Service Company Property                                  0           0
                                                                    -------     -------
        INVESTMENTS
        -----------
  123   Investments in associate companies (Schedule IV)                  0           0
  124   Other investments (Schedule IV)                                   0         680
                                                                    -------     -------
            Total Investments                                             0         680
                                                                    -------     -------
        CURRENT AND ACCRUED ASSETS
        --------------------------
  131   Cash                                                          1,924       1,799
  134   Special deposits                                                  0           0
  135   Working funds                                                     0           0
  136   Temporary cash investments (Schedule IV)                         16          16
  141   Notes receivable                                                  0           0
  143   Accounts receivable                                          16,604      14,160
  144   Accumulated provision of uncollectible accounts                   0           0
  146   Accounts receivable from associate companies (Schedule V)        18          12
  152   Fuel stock expenses undistributed (Schedule VI)                   0           0
  154   Materials and supplies                                            0           0
  163   Stores expense undistributed (Schedule VII)                      98          24
  165   Prepayments                                                   1,342       1,221
  174   Miscellaneous current and accrued assets (Schedule VIII)          0           0
                                                                    -------     -------
            Total Current and Accrued Assets                         20,002      17,232
                                                                    -------     -------
        DEFERRED DEBITS
        ---------------
  181   Unamortized Debt Expense                                          0           0
  184   Clearing accounts                                                 0           0
  186   Miscellaneous deferred debits (Schedule IX)                  31,980      26,769
  188   Research, development, or demonstration
        expenditures (Schedule X)                                         0           0
  190   Accumulated deferred income taxes                                 0           0
                                                                    -------     -------
            Total Deferred Debits                                    31,980      26,769
                                                                    -------     -------
            TOTAL ASSETS AND OTHER DEBITS                           $51,982     $44,681
                                                                    =======     =======



              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

----------------------------------------------------------------------------------------
  ACCT             LIABILITIES AND PROPRIETARY CAPITAL            AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                     1999        1998
                                                                  (Thousands of Dollars)
        PROPRIETARY CAPITAL
        -------------------
  201   Common stock issued  (Schedule XI)                          $     1     $     1
  211   Miscellaneous paid-in-capital (Schedule XI)                       9           9
  215   Appropriated retained earnings (Schedule XI)                      0           0
  216   Unappropriated retained earnings (Schedule XI)                    2           2
                                                                    -------     -------
            Total Proprietary Capital                                    12          12
                                                                    -------     -------
        LONG-TERM DEBT
        --------------
  223   Advances from associate companies (ScheduleXII)                   0           0
  224   Other long-term debt (Schedule XII)                               0           0
  225   Unamortized premium on long-term debt                             0           0
  226   Unamortized discount on long-term debt                            0           0
                                                                    -------     -------
            Total Long-Term Debt                                          0           0
                                                                    -------     -------
        CURRENT AND ACCRUED LIABILITIES
        -------------------------------
  231   Notes payable                                                     0           0
  232   Accounts payable                                              7,736       9,523
  233   Notes payable to associate companies (Schedule XIII)              0           0
  234   Accounts payable to associate companies (Schedule XIII)       2,342       1,894
  236   Taxes accrued                                                   366         594
  237   Interest accrued                                                  0           0
  238   Dividends declared                                                0           0
  241   Tax collections payable                                           0           0
  242   Miscellaneous current and accrued
        liabilities (Schedule XIII)                                  37,523      28,088
                                                                    -------     -------
            Total Current and Accrued Liabilities                    47,967      40,099
                                                                    -------     -------
        DEFERRED CREDITS
        ----------------
  253   Other deferred credits                                        3,846       4,371
  255   Accumulated deferred investment tax credits                       0           0
                                                                    -------     -------
            Total Deferred Credits                                    3,846       4,371
                                                                    -------     -------
  282   ACCUMULATED DEFERRED INCOME TAXES                               157         199
        ---------------------------------                           -------     -------

            TOTAL LIABILITIES AND PROPRIETARY CAPITAL               $51,982     $44,681
                                                                    =======     =======



               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1999

                       SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------
                                    BALANCE AT              RETIREMENTS           BALANCE
                                    BEGINNING               OR           OTHER    AT CLOSE
ACCT  DESCRIPTION                    OF YEAR    ADDITIONS   SALES      CHANGES(1) OF YEAR
-------------------------------------------------------------------------------------------
                                    (Thousands of Dollars)
SERVICE COMPANY PROPERTY

 301  ORGANIZATION
 303  MISCELLANEOUS INTANGIBLE PLANT
 304  LAND AND LAND RIGHTS
 305  STRUCTURES AND IMPROVEMENTS
 306  LEASEHOLD IMPROVEMENTS
 307  EQUIPMENT (2)                                            NONE
 308  OFFICE FURNITURE AND EQUIPMENT
 309  AUTOMOBILES, OTHER VEHICLES
      AND RELATED GARAGE EQUIPMENT
 310  AIRCRAFT AND AIRPORT EQUIPMENT
 311  OTHER SERVICE COMPANY
      PROPERTY (3)

  (1) PROVIDE AN EXPLANATION OF THOSE
      CHANGES CONSIDERED MATERIAL:                             NONE




SCHEDULE II - CONTINUED
-----------------------

  (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE
      COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE
      YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
-------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
          SUBACCOUNT DESCRIPTION      ADDITIONS                                   OF YEAR
-------------------------------------------------------------------------------------------
                                      (Thousands of Dollars)

                                    NONE

  (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

                                    NONE



              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         For the Year Ended December 31, 1999


                                    SCHEDULE III

                      ACCUMULATED PROVISION FOR DEPRECIATION AND
                       AMORTIZATION OF SERVICE COMPANY PROPERTY

------------------------------------------------------------------------------------------
                                                 ADDITIONS            OTHER
                                       BALANCE AT CHARGED             CHANGES     BALANCE
                                       BEGINNING    TO                 ADD/       AT CLOSE
       DESCRIPTION                      OF YEAR  ACCT 403  RETIREMENT(DEDUCT)(1)  OF YEAR
------------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT                                             NONE
  308  OFFICE FURNITURE AND FIXTURES
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY

AMORTIZATION OF SERVICE COMPANY
PROPERTY

------------------------------------------------------------------------------------------

   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                                             NONE




          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                    For the Year Ended December 31, 1999

                         SCHEDULE IV - INVESTMENTS


INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

--------------------------------------------------------------------------
                                                    BALANCE AT  BALANCE AT
                                                    BEGINNING     CLOSE
                       DESCRIPTION                   OF YEAR     OF YEAR
--------------------------------------------------------------------------
                                                   (Thousands of Dollars)

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES       $  0        $ 0

ACCOUNT 124 - OTHER INVESTMENTS

               Reliance Assurance - Workmen's
                  Compensation Bond                     680         0

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

               Fidelity Institute Tax Exempt Cash
                Portfolio                               13         13
               Citizens Bank Certificate of Deposit      3          3
                                                      ----        ---
                                                        16         16
                                                      ----        ---

                                                      ----        ---
                                          TOTAL       $696        $16
                                                      ====        ===



             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                       For the Year Ended December 31, 1999


             SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommoda- tion or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

------------------------------------------------------------------------------
                                                         BALANCE AT BALANCE AT
                                                         BEGINNING    CLOSE
                  DESCRIPTION                            OF YEAR     OF YEAR
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

           Northeast Utilities Service Company             $ 5         $ 2
           Northeast Nuclear Energy Company                  5           5
           North Atlantic Energy Corporation                 1           5
           Public Service Company of New Hampshire           1           6
                                                           ---         ---
                                   TOTAL                   $12         $18
                                                           ===         ===

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

                                   NONE


              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1999

                    SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------
              DESCRIPTION                     LABOR   EXPENSES    TOTAL
--------------------------------------------------------------------------
                                                 (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES                       NONE
              UNDISTRIBUTED


              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         For the Year Ended December 31, 1999

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

--------------------------------------------------------------------------------------

              DESCRIPTION                               LABOR    EXPENSES     TOTAL
-------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED

              Balance at prior year end                $    22      $   2     $   24

              Amount incurred during the year            2,830        359      3,189

The above stores expenses are billed back to each of the companies listed below:

          Associate Companies:
              The Connecticut Light and Power Company     (113)       (14)      (127)
              North Atlantic Energy Corporation           (997)      (123)    (1,120)

         Non-Associate Companies                        (1,662)      (206)    (1,868)
                                                       -------      -----     ------

                               TOTAL                   $    80      $  18     $   98
                                                       =======      =====     ======




               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          For the Year Ended December 31, 1999

                                     SCHEDULE VIII

                        MISCELLANEOUS CURRENT AND ACCRUED ASSETS


INSTRUCTIONS:  Provide detail of items in this account. Items less than
               $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------
                                                       BALANCE AT BALANCE AT
                                                       BEGINNING     CLOSE
                    DESCRIPTION                         OF YEAR     OF YEAR
------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT                      NONE
                AND ACCRUED ASSETS

               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          For the Year Ended December 31, 1999

                                    SCHEDULE IX

                            MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------
                                                          BALANCE AT  BALANCE AT
                                                          BEGINNING   CLOSE
                   DESCRIPTION                            OF YEAR     OF YEAR
---------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Noncurrent receivable from Joint Owner funding               $25,900     $31,111
Westinghouse Reactor Coolant Pump Settlement                     600         555
Accounting Treatment Change for Payroll                          299         269
Miscellaneous (>100 items)                                       (64)         14
Preliminary Engineering for:
               Steam generator blowdown                           30          30
               Miscellaneous (3 items)                             4           1
                                                             -------     -------
                                  TOTAL                      $26,769     $31,980
                                                             =======     =======




               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          For the Year Ended December 31, 1999

                                       SCHEDULE X

                   RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES


INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-------------------------------------------------------------------------------
                           DESCRIPTION                          AMOUNT
-------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR                           NONE
              DEMONSTRATION EXPENDITURES


               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         For the Year Ended December 31, 1999

                                       SCHEDULE XI

                                   PROPRIETARY CAPITAL

-------------------------------------------------------------------------------------------------
                                 NUMBER OF  PAR OR STATED  OUTSTANDING CLOSE OF PERIOD
ACCOUNT                            SHARES       VALUE      ---------------------------
NUMBER     CLASS OF STOCK        AUTHORIZED   PER SHARE    NO. OF SHARES  TOTAL AMOUNT
-------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
201     COMMON STOCK ISSUED           1,000    $ 1.00         1,000            $1
-------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.
-------------------------------------------------------------------------------------------------
            DESCRIPTION                                     AMOUNT
-------------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                   $9

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                   0
                                                              --
                                            TOTAL             $9
                                                              ==

-------------------------------------------------------------------------------------------------
INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the Uniform Systems of
               Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.
-------------------------------------------------------------------------------------------------
                                 BALANCE AT NET INCOME                    BALANCE
                                 BEGINNING   OR            DIVIDENDS      AT CLOSE
            DESCRIPTION           OF YEAR   (LOSS)           PAID         OF YEAR
-------------------------------------------------------------------------------------------------
                                            (Thousands of Dollars)
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS

                                     $2       $0              $0            $2



                                 ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                             For the Year Ended December 31, 1999

                                                           SCHEDULE XII

                                                          LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

------------------------------------------------------------------------------------------------------------------
                       TERMS OF OBLIG.  DATE                      BALANCE AT                    BALANCE AT
                       CLASS & SERIES    OF    INTEREST  AMOUNT    BEGINNING          DEDUCTIONS  CLOSE
NAME OF CREDITOR        OF OBLIGATION MATURITY   RATE  AUTHORIZED   OF YEAR  ADDITIONS   (1)     OF YEAR
------------------------------------------------------------------------------------------------------------------
                                                                                      (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE COMPANIES

    TOTAL ADVANCES FROM ASSOCIATES                                   NONE

ACCOUNT 224-OTHER
            LONG-TERM DEBT

    TOTAL OTHER LONG-TERM DEBT                                       NONE

(1) GIVE AN EXPLANATION OF DEDUCTIONS:
                                                                     NONE



               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                           For the Year Ended December 31, 1999

                     SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------
                                                     BALANCE AT    BALANCE AT
                                                     BEGINNING     CLOSE
                      DESCRIPTION                    OF YEAR       OF YEAR
-------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

                                                       NONE

-------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities Service Company                    $ 1,767       $ 2,288
Northeast Nuclear Electric Company                          92            18
Public Service Company of New Hampshire                     34            36
Miscellaneous (1 item)                                       1             0
                                                       -------       -------
                                         TOTAL         $ 1,894       $ 2,342
                                                       =======       =======

-------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Accrued payroll and other employee payables            $ 2,149       $ 5,817
Accrued Pension Cost                                    23,144        29,362
On-hand operations funding from associate companies:
         North Atlantic Energy Corporation               1,006           843
         The Connecticut Light & Power Company             113            95
On-hand operations funding from
  non-associate companies                                1,676         1,406
                                                       -------       -------
                                         TOTAL         $28,088       $37,523
                                                       =======       =======


               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                           FOR THE YEAR ENDED DECEMBER 31, 1999

                                         SCHEDULE XIV

                                NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: North Atlantic Energy Service Corporation (the Company or NAESCO) is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation (NAEC), and Holyoke Water Power Company (HWP) are operating subsidiaries which comprise, in part, the Northeast Utilities System (the NU system) and are wholly owned by NU.

The NU system furnishes franchised retail electric service in Connecticut, New Hampshire, and western Massachusetts through three wholly owned subsidiaries:
CL&P, PSNH, and WMECO. NAEC sells all of its entitlement to the capacity and output of the Seabrook Nuclear Power Project (the Project or Seabrook) to PSNH under two life-of-unit, full cost recovery contracts. In addition to its retail service, the NU system furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, which provide off-system retail electric service. The NU system serves in excess of 30 percent of New England's electric needs and is one of the 24 largest electric utility systems in the country as measured by revenues.

The Company acts as agent in operating the Project pursuant to the Seabrook Project Managing Agent Operating Agreement (the Managing Agent Agreement) and the Seabrook Project Disbursing Agent Agreement (the Disbursing Agent Agreement). The Project is owned jointly by NAEC, CL&P and nine non-affiliated New England utility companies as tenants in common with undivided interests (the Seabrook Joint Owners). The cost of the Project is recorded on the books of the Seabrook Joint Owners based upon their proportionate ownership share of the Project. The Company does not have an ownership interest in the Project. The Company is only liable for payroll related expenditures and liabilities. The Seabrook Joint Owners are severally responsible for their respective share of the costs of operating and maintaining the Project.

Ownership percentages of the Project as of December 31, 1999 were as follows:

PARTICIPANTS                                          OWNERSHIP SHARE
------------                                          ---------------

Canal Electric Company                                    3.52317%
Great Bay Power Corporation                              12.13240
Hudson Light & Power Department                            .07737
Little Bay Power Corporation                              2.89989
Massachusetts Municipal Wholesale Electric Company       11.59340
New England Power Company                                 9.95766
New Hampshire Electric Cooperative, Inc.                  2.17391
North Atlantic Energy Corporation                        35.98201
Taunton Municipal Lighting Plant                           .10034
The Connecticut Light and Power Company                   4.05985
The United Illuminating Company                          17.50000
                                                        ---------
                                                        100.00000%
                                                        =========

Other wholly owned subsidiaries of NU provide support services to the Company. Northeast Utilities Service Company (NUSCO) provides certain administrative support to the Company, pursuant to the Service Agreement between NUSCO and NAESCO acting as agent for the Seabrook Joint Owners, as amended, and to other NU system companies. Billings from NUSCO recorded by the Company approximated $6,034,000 and $6,281,000 in 1999 and 1998, respectively. PSNH provides certain services to the Company pursuant to the Service Agreement between PSNH and NAESCO acting as agent for the Seabrook Joint Owners, as amended.
Billings from PSNH recorded by the Company were approximately $587,000 and $358,000 in 1999 and 1998, respectively.

All transactions among affiliated companies are on a recovery of cost basis, which may include amounts representing a return on equity, and are subject to approval of various Federal and state regulatory agencies.

Method of Accounting: The accompanying financial statements were prepared in accordance with the Uniform System of Accounts for Mutual and Subsidiary Service Companies, promulgated pursuant to the Public Utility Holding Company Act of 1935, as modified (1935 Act). This system of accounts follows, with modifications, the Federal Energy Regulatory Commission's (the FERC) Uniform System of Accounts and the Managing Agent Agreement. The financial statements reflect expenses associated with managing, operating, and maintaining the Project, excluding decommissioning costs, property taxes, amortization of nuclear fuel, reserves, and book depreciation. These expenses are recorded by the Joint Owners. Pursuant to the Managing Agent Agreement, NAESCO does not earn a return on capital; therefore, revenues represent the sum of the Company's operating expenses.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Public Utility Regulation: NU and its subsidiaries, including the Company, are registered with the Securities and Exchange Commission as a holding company under the 1935 Act, and it and its subsidiaries, including the Company, are subject to the provisions of the 1935 Act. The Company is a registered utility company in the State of New Hampshire and is subject to appropriate regulation by the New Hampshire Public Utilities Commission (NHPUC). The Seabrook Joint Owners, whom the Company represents as agent, are subject to further regulation by the FERC. The Company, therefore, follows the accounting policies prescribed by the FERC.

2.  PENSION AND POSTRETIREMENT BENEFITS
Pension: Employees of NAESCO are covered by the NU system's uniform noncontributory defined benefit plan covering all of its regular employees. Benefits are based on years of service and the employees' highest compensation during 60 consecutive months of employment. The Company's allocated portion of the NU system's pension cost for 1999 and 1998, part of which was capitalized and billed as utility plant, approximated $6,239,000 and $3,003,000, respectively.

Currently, the NU system funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets.

Postretirement Benefits: The Company also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits). These benefits are available for employees retiring from the Company who have met specified service requirements. For current employees and certain retirees, the total postretirement benefit is limited to two times the 1993 per-retiree health care cost. The postretirement benefit obligation has been calculated based on this assumption. The expected cost of postretirement benefits, primarily health and life insurance benefits are charged to expense during the years that eligible employees render service. The Company is funding its postretirement benefit costs through external trusts. The annually funded amounts are tax deductible under the Internal Revenue Code. Actuarially determined total postretirement benefits, part of which were capitalized and billed as utility plant, approximated $804,000 in 1999 and $704,000 in 1998.

Pension and postretirement benefit assets are invested primarily in domestic and international equity securities and bonds.

The components of net cost for the Company (in thousands) are:

                                                As of December 31,
                                   Pension Benefits     Postretirement Benefits
                                    1999      1998          1999       1998
                                    ----      ----          ----       ----

Change in benefit obligation:
Benefit obligation at
  beginning of year...........    $(72,762)  $(59,416)    $ (8,746)  $ (7,599)
Service cost..................      (4,619)    (3,888)        (642)      (551)
Interest cost.................      (5,280)    (4,438)        (674)      (582)
Plan Amendment................      (3,157)      -            -          -
Transfers.....................         (23)      (437)        -          -
Special Termination Benefits..      (2,318)      -            -          -
Actuarial gain/(loss).........       6,442     (5,307)          95       (318)
Benefits paid.................         834        724          580        304
                                  --------   --------     --------   --------
Benefit obligation at
  end of year.................     (80,883)   (72,762)      (9,387)    (8,746)

Change in plan assets:
Fair value of plan assets at
  beginning of year.............    65,263     57,396        7,574      6,447
Actual return on plan assets..       9,917      8,154          932        825
Employer contribution.........        -          -             804        606
Transfers.....................         (23)       437         -          -
Benefits Paid.................        (834)      (724)        (580)      (304)
                                  --------   --------     --------   --------
Fair value of plan assets at
  end of year.................      74,323     65,263        8,730      7,574
Funded status at year end.....      (6,560)    (7,499)        (657)    (1,172)
Unrecognized net gain.........     (31,366)   (21,724)      (1,394)    (1,037)
Unrecognized prior
  service cost................       7,934      5,386         -          -
Unrecognized net transition
  obligation..................         630        693        2,051      2,209
                                  --------   --------     --------   --------
Accrued benefit cost              $(29,362)  $(23,144)    $   -      $   -
                                  ========   ========     ========   ========

The following actuarial assumptions were used in calculating the plan's year-end funded status:

                                                As of December 31,
                                   Pension Benefits     Postretirement Benefits
                                    1999      1998          1999       1998
                                    ----      ----          ----       ----
Discount rate.................      7.75%     7.00%         7.75%      7.00%
Compensation/progression rate.      4.75      4.25          4.75       4.25
Health care cost trend
  rate (a)....................      N/A        N/A          5.57       5.22

(a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.90 percent by 2001.

The components of net periodic benefit cost (in thousands) are:

                                         For the Years Ended December 31,
                                   Pension Benefits     Postretirement Benefits
                                    1999      1998          1999       1998
                                    ----      ----          ----       ----

Service cost..................    $ 4,619  $ 3,888         $ 642      $ 551
Interest cost.................      5,280    4,438           674        582
Expected return on plan
  assets......................     (5,540)  (4,721)         (574)      (478)
Amortization of unrecognized
  net gain....................     (1,110)  (1,045)         -          -
Amortization of prior
  service cost................        609      380          -          -
Amortization of unrecognized
  net transition obligation...         63       63           158        158
Special termination benefits..      2,318     -             -          -
Other amortization, net.......       -        -              (96)      (109)
                                  -------  -------         -----      -----
Net periodic cost.............    $ 6,239  $ 3,003         $ 804      $ 704
                                  =======  =======         =====      =====

For calculating pension and postretirement benefit costs, the following assumptions were used:


                                         For the Years Ended December 31,
                                   Pension Benefits     Postretirement Benefits
                                    1999      1998          1999       1998
                                    ----      ----          ----       ----

Discount rate................       7.00%     7.25%         7.00%      7.25%
Expected long-term rate
  of return..................       9.50      9.50          N/A        N/A
Compensation/progression
  rate.......................       4.25      4.25          4.25       4.25
Long term rate of return
  Health assets, net of tax..        N/A      N/A           7.50       7.75
  Life assets................        N/A      N/A           9.50       9.50

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects (in thousands):


                                     One Percentage        One Percentage
                                     Point Increase        Point Decrease

Effect on total service and
  interest cost components               $ 40                  $ (42)

Effect on postretirement
  benefit obligation                      308                   (329)

The trust holding the health plan assets is subject to Federal income taxes at a 39.6 percent tax rate.

3.  LEASES

The Company, on behalf of the Seabrook Joint Owners, has entered into operating lease agreements for certain data processing equipment, office equipment, vehicles and offsite facilities. The Company does not enter into capital leases. Operating lease costs charged to expense approximated $1,508,000 and $1,753,000 in 1999 and 1998, respectively.

The provisions of these lease agreements generally provide for renewal options. The Company has no noncancelable leases.

4.  FINANCING

Each of the Seabrook Joint Owners is responsible for financing its cost of participation in the Project in proportion to its respective ownership share. Such financing is provided to the Project in advance of such costs being incurred. The Company, therefore, has no long or short-term debt obligations.

5.  OTHER INVESTMENTS

In order to be self-insured for basic worker's compensation coverage in the State of New Hampshire, financial assurance was required. Funds had been set aside in an interest bearing collateral account for such purpose. The balance at December 31, 1998 was approximately $680,000. The assurance is no longer required and the funds were returned to NAESCO on October 15, 1999.

6.  INCOME TAX EXPENSE

The components of the Federal and state income tax provisions (in thousands) are:

                                                    For the Years Ended
                                                        December 31,
                                                     1999         1998
                                                     ----         ----
Current income taxes:
  Federal.................................          $ 151        $ 357
  State...................................           (313)          -
                                                    -----        -----
     Total current........................           (162)         357

Deferred income taxes, net:
  Federal.................................            (55)         103
  State...................................             13          (13)
                                                    -----        -----
     Total deferred.......................            (42)          90
                                                    -----        -----
     Total income tax expense.............          $(204)       $ 447
                                                    =====        =====

All income taxes were charged to operating expenses in both 1999 and 1998.

Deferred income taxes (in thousands) are comprised of the tax effects of temporary differences as follows:

                                                    For the Years Ended
                                                        December 31,
                                                     1999         1998
                                                     ----         ----

Software amortization.....................          $ 108         $ 216
Injuries and damages reserve..............           (101)          (51)
Accrued vacation..........................             (8)           11
Other.....................................            (41)          (86)
                                                    -----         -----
  Deferred income taxes, net..............          $ (42)        $  90
                                                    =====         =====

A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate (in thousands) is as follows:

                                                    For the Years Ended
                                                        December 31,
                                                     1999         1998
                                                     ----         ----

Expected Federal income tax at
  35 percent of pretax income.............          $ (71)        $ 157
Tax effect of differences:
  Adjustment for prior years taxes........            (51)          266
  Other, net..............................            (82)           24
                                                    -----         -----
    Total income tax expense..............          $(204)        $ 447
                                                    =====         =====

The Company, as a wholly-owned subsidiary of NU, is included in NU's consolidated tax return. Income tax expense is determined on a separate company basis.




          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     For the Year Ended December 31, 1999

                                SCHEDULE XV
                        COMPARATIVE INCOME STATEMENT

-------------------------------------------------------------------------------
   ACCT          DESCRIPTION                                1999        1998
-------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
          INCOME
          ------
   457    Services Rendered to Associate Companies       $  68,558  $   57,982
   458    Services Rendered to Nonassociate Companies      102,657      86,821
   421    Miscellaneous Income or Loss                         112          39
                                                          --------    --------
                                    Total Income           171,327     144,842
                                                          --------    --------
          EXPENSE
          -------
  Nuclear Power Expenses
   517    Operation Supervision and Engineering             23,451      24,572
   518    Nuclear Fuel Expense                               8,209       7,927
   519    Coolants and Water                                 2,180       2,011
   520    Steam Expenses                                    16,999      12,385
   523    Electric Expenses                                  4,520       4,138
   524    Miscellaneous Nuclear Power Expenses              28,092      26,858
   528    Maintenance Supervision and Engineering           10,994      10,098
   529    Maintenance of Structures                          3,328       7,899
   530    Maintenance of Reactor Plant Equipment            21,160       9,704
   531    Maintenance of Electric Plant                     16,674      10,920
   532    Maintenance of Miscellaneous Nuclear Plant           499         590
  Transmission Expenses
   570    Maintenance of Station Equipment                     135          15
  Administrative and General Expenses
   920    Salaries and Wages                                 4,368       3,609
   921    Office Supplies and Expenses                         828       1,100
   922    Administrative Expense Transferred-Credit              0           0
   923    Outside Services Employed                          2,221       2,495
   924    Property Insurance                                 1,739       1,886
   925    Injuries and Damages                               1,768       1,504
   926    Employee Pensions and Benefits                    17,950      10,861
   928    Regulatory Commission Expense                          6           1
  930.1   General Advertising Expenses                          99         186
  930.2   Miscellaneous General Expenses                       247         275
   931    Rents                                                809         456
   935    Maintenance of General Plant                          97          15
  All Other Expenses
   408    Taxes Other Than Income Taxes                      4,740       4,412
   409    Income Taxes                                        (162)        358
   410    Provision for Deferred Income Taxes                  171         435
   411    Provision for Deferred Income Taxes                 (213)       (345)
  426.1   Donations                                             98          75
  426.5   Other Deductions                                     269         319
   431    Other Interest Expense                                51          83
                                                          --------    --------
                                    Total Expense          171,327     144,842
                                                          --------    --------
                              Net Income or (Loss)        $      0    $      0
                                                          ========    ========



           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                      For the Year Ended December 31, 1999

                             ANALYSIS OF BILLING

                             ASSOCIATE COMPANIES
                                 ACCOUNT 457


-----------------------------------------------------------------------------
                                 DIRECT     INDIRECT COMPENSATION      TOTAL
                                 COSTS       COSTS      FOR USE       AMOUNT
NAME OF ASSOCIATE COMPANY        CHARGED    CHARGED   OF CAPITAL      BILLED
-----------------------------------------------------------------------------
                                 (Thousands of Dollars)

                                    457-1      457-2      457-3
                                 --------------------------------------------

The Connecticut Light and Power    $ 6,951    $           $         $ 6,951
           Company

North Atlantic Energy Corporation   61,607                           61,607
                                    -------   -----       -----     -------


                   TOTAL           $68,558    $   0       $   0     $68,558
                                   =======    =====       =====     =======


            ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                       For the Year Ended December 31, 1999

                             ANALYSIS OF BILLING

                            NONASSOCIATE COMPANIES
                                ACCOUNT 458


                                   DIRECT    INDIRECT    COMPENSATION          EXCESS       TOTAL
             NAME OF                COSTS     COSTS       FOR USE     TOTAL        OR       AMOUNT
        NONASSOCIATE COMPANY       CHARGED   CHARGED     OF CAPITAL   COSTS   DEFICIENCY    BILLED

                                  (Thousands of Dollars)
                                       458-1   458-2       458-3                458-4
                                  -----------------------------------------------------------------
Canal Electric Company             $  6,032   $    0     $    0     $  6,032     $   0    $  6,032
Great Bay Power Corporation          20,773                           20,773                20,773
Hudson Light & Power Dept.              132                              132                   132
Little Bay Power Corporation            457                              457                   457
Massachusetts Municipal Wholesale
  Electric Company                   19,850                           19,850                19,850
Montaup Electric Company              4,508                            4,508                 4,508
New England Power Company            17,049                           17,049                17,049
New Hampshire Electric Coop.          3,722                            3,722                 3,722
Taunton Municipal Lighting Plant        172                              172                   172
United Illuminating Company          29,962                           29,962                29,962
                                   --------   ------     ------     --------     -----    --------
                                   $102,657   $    0     $    0     $102,657     $   0    $102,657
                                   ========   ======     ======     ========     =====    ========

INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

The Company acts as agent in operating Seabrook Station for the nonassociate companies.



                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                               For the Year Ended December 31, 1999

                                          SCHEDULE XVI
                               ANALYSIS OF CHARGES FOR SERVICE
                             ASSOCIATE AND NONASSOCIATE COMPANIES

-------------------------------------------------------------------------------------
                                                          ASSOCIATE COMPANY  CHARGES
 ACCOUNT                                                  DIRECT    INDIRECT
  NUMBER         DESCRIPTION OF ITEMS                     COST      COST      TOTAL
-------------------------------------------------------------------------------------
   Nuclear Power Expenses
   517    Operation Supervision and Engineering            $ 9,390   $   0    $ 9,390
   518    Nuclear Fuel Disposal                              3,287              3,287
   519    Coolants and Water                                   873                873
   520    Steam Expenses                                     6,807              6,807
   523    Electric Expenses                                  1,810              1,810
   524    Miscellaneous Nuclear Power Expenses              11,248             11,248
   528    Maintenance Supervision and Engineering            4,402              4,402
   529    Maintenance of Structures                          1,333              1,333
   530    Maintenance of Reactor Plant Equipment             8,473              8,473
   531    Maintenance of Electric Plant                      6,677              6,677
   532    Maintenance of Miscellaneous Nuclear Plant           200                200
   Transmission Expenses
   570    Maintenance of Station Equipment                      54                 54
   Administrative and General Expenses
   920    Salaries and Wages                                 1,749              1,749
   921    Office Supplies and Expenses                         332                332
   922    Administrative Expense Transferred-Credit              0                  0
   923    Outside Services Employed                            889                889
   924    Property Insurance                                   696                696
   925    Injuries and Damages                                 708                708
   926    Employee Pensions and Benefits                     7,188              7,188
   928    Regulatory Commission Expense                          2                  2
  930.1   General Advertising Expenses                          40                 40
  930.2   Miscellaneous General Expenses                        99                 99
   931    Rents                                                324                324
   935    Maintenance of General Plant                          39                 39
   All Other Expenses
   408    Taxes Other Than Income Taxes                      1,898              1,898
   409    Income Taxes                                         (65)               (65)
   410    Provision for Deferred Income Tax                     68                 68
   411    Provision for Deferred Income Tax                    (85)               (85)
  426.1   Donations                                             39                 39
  426.5   Other Deductions                                     108                108
   431    Other Interest Expense                                20                 20
                                                           --------------------------
                              TOTAL EXPENSES =              68,603       0     68,603

   421    Miscellaneous Non-Operating Income                   (45)               (45)
          Net Income                                             0                  0
                                                           ---------------------------
               TOTAL COST OF SERVICE =                     $68,558   $   0    $68,558
                                                           ===========================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.



                ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                             For the Year Ended December 31, 1999

                                      SCHEDULE XVI
                            ANALYSIS OF CHARGES FOR SERVICE
                          ASSOCIATE AND NONASSOCIATE COMPANIES

---------------------------------------------------------------------------------------
                                                          NONASSOCIATE COMPANY CHARGES
 ACCOUNT                                                  DIRECT    INDIRECT
  NUMBER         DESCRIPTION OF ITEMS                     COST      COST    TOTAL
---------------------------------------------------------------------------------------
   Nuclear Power Expenses
   517    Operation Supervision and Engineering           $ 14,061   $  0    $ 14,061
   518    Nuclear Fuel Disposal                              4,922              4,922
   519    Coolants and Water                                 1,307              1,307
   520    Steam Expenses                                    10,192             10,192
   523    Electric Expenses                                  2,710              2,710
   524    Miscellaneous Nuclear Power Expenses              16,844             16,844
   528    Maintenance Supervision and Engineering            6,592              6,592
   529    Maintenance of Structures                          1,995              1,995
   530    Maintenance of Reactor Plant Equipment            12,687             12,687
   531    Maintenance of Electric Plant                      9,997              9,997
   532    Maintenance of Miscellaneous Nuclear Plant           299                299
   Transmission Expenses
   570    Maintenance of Station Equipment                      81                 81
   Administrative and General Expenses
   920    Salaries and Wages                                 2,619              2,619
   921    Office Supplies and Expenses                         496                496
   922    Administrative Expense Transferred-Credit              0                  0
   923    Outside Services Employed                          1,332              1,332
   924    Property Insurance                                 1,043              1,043
   925    Injuries and Damages                               1,060              1,060
   926    Employee Pensions and Benefits                    10,762             10,762
   928    Regulatory Commission Expense                          4                  4
  930.1   General Advertising Expenses                          59                 59
  930.2   Miscellaneous General Expenses                       148                148
   931    Rents                                                486                486
   935    Maintenance of General Plant                          58                 58
   All Other Expenses
   408    Taxes Other Than Income Taxes                      2,842              2,842
   409    Income Taxes                                         (97)               (97)
   410    Provision for Deferred Income Tax                    103                103
   411    Provision for Deferred Income Tax                   (128)              (128)
  426.1   Donations                                             59                 59
  426.5   Other Deductions                                     160                160
   431    Other Interest Expense                                31                 31
                                                          -----------------------------
                              TOTAL EXPENSES =             102,724      0     102,724

   421    Miscellaneous Non-Operating Income                   (67)               (67)
          Net Income                                             0                  0
                                                          -----------------------------
               TOTAL COST OF SERVICE =                    $102,657   $  0    $102,657
                                                          =============================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                             For the Year Ended December 31, 1999

                                      SCHEDULE XVI
                            ANALYSIS OF CHARGES FOR SERVICE
                          ASSOCIATE AND NONASSOCIATE COMPANIES

--------------------------------------------------------------------------------------
                                                          TOTAL CHARGES FOR SERVICE
 ACCOUNT                                                  DIRECT    INDIRECT
  NUMBER         DESCRIPTION OF ITEMS                     COST      COST     TOTAL
--------------------------------------------------------------------------------------
   Nuclear Power Expenses
   517    Operation Supervision and Engineering          $ 23,451   $  0   $ 23,451
   518    Nuclear Fuel Disposal                             8,209             8,209
   519    Coolants and Water                                2,180             2,180
   520    Steam Expenses                                   16,999            16,999
   523    Electric Expenses                                 4,520             4,520
   524    Miscellaneous Nuclear Power Expenses             28,092            28,092
   528    Maintenance Supervision and Engineering          10,994            10,994
   529    Maintenance of Structures                         3,328             3,328
   530    Maintenance of Reactor Plant Equipment           21,160            21,160
   531    Maintenance of Electric Plant                    16,674            16,674
   532    Maintenance of Miscellaneous Nuclear Plant          499               499
   Transmission Expenses
   570    Maintenance of Station Equipment                    135               135
   Administrative and General Expenses
   920    Salaries and Wages                                4,368             4,368
   921    Office Supplies and Expenses                        828               828
   922    Administrative Expense Transferred-Credit             0                 0
   923    Outside Services Employed                         2,221             2,221
   924    Property Insurance                                1,739             1,739
   925    Injuries and Damages                              1,768             1,768
   926    Employee Pensions and Benefits                   17,950            17,950
   928    Regulatory Commission Expense                         6                 6
  930.1   General Advertising Expenses                         99                99
  930.2   Miscellaneous General Expenses                      247               247
   931    Rents                                               810               810
   935    Maintenance of General Plant                         97                97
   All Other Expenses
   408    Taxes Other Than Income Taxes                     4,740             4,740
   409    Income Taxes                                       (162)             (162)
   410    Provision for Deferred Income Tax                   171               171
   411    Provision for Deferred Income Tax                  (213)             (213)
  426.1   Donations                                            98                98
  426.5   Other Deductions                                    268               268
   431    Other Interest Expense                               51                51
                                                         ---------------------------
                              TOTAL EXPENSES =            171,327      0    171,327

   421    Miscellaneous Non-Operating Income                 (112)             (112)
          Net Income                                            0                 0
                                                         ---------------------------
               TOTAL COST OF SERVICE =                   $171,215   $  0   $171,215
                                                         ===========================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.



         ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                     For the Year Ended December 31, 1999

                                SCHEDULE XVII
                     SCHEDULE OF EXPENSE DISTRIBUTION BY
                       DEPARTMENT OR SERVICE FUNCTION

----------------------------------------------------------------------------------
 ACCOUNT                                                              SERVICE
                                                                      FUNCTION
                                                                      ------------
                                                 TOTAL                SEABROOK
 NUMBER       DESCRIPTION OF ITEMS               AMOUNT     OVERHEAD  STATION
----------------------------------------------------------------------------------
                                                 (Thousands of Dollars)
  Nuclear Power Expenses
   517   Operation Supervision and Engineering    $ 23,451   $    0     $ 23,451
   518   Nuclear Fuel Disposal                       8,209                 8,209
   519   Coolants and Water                          2,180                 2,180
   520   Steam Expenses                             16,999                16,999
   523   Electric Expenses                           4,520                 4,520
   524   Miscellaneous Nuclear Power Expenses       28,092                28,092
   528   Maintenance Supervision and Engineering    10,994                10,994
   529   Maintenance of Structures                   3,328                 3,328
   530   Maintenance of Reactor Plant Equipment     21,160                21,160
   531   Maintenance of Electric Plant              16,674                16,674
   532   Maintenance of Miscellaneous Nuclear Plant    499                   499
  Transmission Expenses
   570   Maintenance of Station Equipment              135                   135
  Administrative and General Expenses
   920   Salaries and Wages                          4,368                 4,368
   921   Office Supplies and Expenses                  828                   828
   922   Administrative Expense Transferred Credit       0                     0
   923   Outside Services Employed                   2,221                 2,221
   924   Property Insurance                          1,739                 1,739
   925   Injuries and Damages                        1,768                 1,768
   926   Employee Pensions and Benefits             17,950                17,950
   928   Regulatory Commission Expense                   6                     6
  930.1  General Advertising Expenses                   99                    99
  930.2  Miscellaneous General Expenses                247                   247
   931   Rents                                         809                   809
   935   Maintenance of General Plant                   97                    97
  All Other Expenses
   408   Taxes Other Than Income Taxes               4,740                 4,740
   409   Income Taxes                                 (162)                 (162)
   410   Provision for Deferred Taxes                  171                   171
   411   Provision for Deferred Taxes                 (213)                 (213)
  426.1  Donations                                      98                    98
  426.5  Other Deductions                              269                   269
   431   Other Interest Expense                         51                    51
                                                  --------   ------     --------
                                TOTAL EXPENSES    $171,327   $    0     $171,327
                                                  ========   ======     ========

INSTRUCTIONS:  Indicate each department or service function. (See Instruction
               01-3, General Structure of Accounting System: Uniform System of
               Accounts)



       ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                   For the Year Ended December 31, 1999

                            SCHEDULE XVII
                            -------------

                      KEYS FOR SERVICE FUNCTIONS
                      --------------------------

  KEYS                     SERVICE FUNCTION
  ----                     ----------------

            The individual unit for which NAESCO provides service is listed separately on Page 24.


          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                  For the Year Ended December 31, 1999
                   DEPARTMENTAL ANALYSIS OF SALARIES




NAME OF DEPARTMENT                   DEPARTMENTAL SALARY EXPENSE
------------------                   INCLUDED IN AMOUNTS BILLED TO     NUMBER OF
                                     ----------------------------------PERSONNEL
Indicate each department   TOTAL     PARENT    OTHER       NON            END
     or service function.  AMOUNT    COMPANY   ASSOCIATES  ASSOCIATES   OF YEAR
--------------------------------------------------------------------------------
                           (Thousands of Dollars)

Seabrook Station          $62,020     $   0    $24,834      $37,186      797
                          -------     -----    -------      -------      ---
                          $62,020     $   0    $24,834      $37,186      797
                          =======     =====    =======      =======      ===



             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1999

                             OUTSIDE SERVICES EMPLOYED

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

------------------------------------------------------------------------------------
                                                 RELATIONSHIP
                                                 "A"-ASSOCIATE
                                                   "NA"-NON
  FROM WHOM PURCHASED                              ASSOCIATE         AMOUNT
------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
COMPUTER AND COMMUNICATION SERVICES
-----------------------------------
Bell Atlantic                                         NA          $   348
Northeast Utilities Service Company                    A            2,635
Miscellaneous (66 payees)                             NA            1,110
                                                                  -------
                        TOTAL COMPUTER SERVICES                   $ 4,093
                                                                  =======

ENGINEERING SERVICES
--------------------
ABB, CE                                               NA          $   148
Altran Corp.                                          NA              136
Corestar International                                NA              162
NES, Inc.                                             NA              175
Northeast Utilities Service Company                    A              334
NUCON Engineering Associates, Inc.                    NA              235
Proto Power Corp.                                     NA              116
Raytheon Nuclear Inc.                                 NA              605
Sequoia Consulting Group, Inc.                        NA              143
Tekton Resources                                      NA              624
Westinghouse Electric Co.                             NA              479
Miscellaneous (25 payees)                             NA              390
                                                                  -------
                        TOTAL ENGINEERING SERVICES                $ 3,547
                                                                  =======

LEGAL SERVICES
--------------
Morgan, Lewis, & Bokius, LLP                          NA          $   131
Northeast Utilities Service Company                    A               63
Miscellaneous (12 payees)                             NA              156
                                                                  -------
                        TOTAL LEGAL SERVICES                      $   350
                                                                  =======
SECURITY SERVICES
-----------------
Green Mountain Security Service of NH                 NA          $ 4,079
                                                                  -------
                        TOTAL SECURITY SERVICES                   $ 4,079
                                                                  =======

OTHER SERVICES
--------------
Adecco/TAD                                            NA          $   417
Bartlett Nuclear, Inc.                                NA            1,268
Food With a Flair                                     NA              120
Ibex Corporation                                      NA              115
Normandeau Associates, Inc.                           NA            1,030
Northeast Utilities Service Company                    A            3,002
NUCON Engineering Associates, Inc.                    NA              351
NUMANCO L.L.P.                                        NA            1,485
Public Service Company of New Hampshire                A              518
Scudder Kemper Investments, Inc.                      NA              144
Spec Group Holdings, Inc.                             NA              261
The Pacific Institute                                 NA              150
Miscellaneous (827 payees)                            NA            3,259
                                                                  -------
                        TOTAL OTHER SERVICES                      $12,120
                                                                  =======

                        GRAND TOTAL OUTSIDE SERVICES EMPLOYED     $24,189
                                                                  =======


            ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1999

                             OUTSIDE SERVICES EMPLOYED



FROM WHOM
PURCHASED               DESCRIPTION OF SERVICES
------------------------------------------------------------------------------------
COMPUTER AND COMMUNICATION SERVICES

Bell Atlantic           Provides communication services.
Northeast Utilities
  Service Company       See note below

ENGINEERING SERVICES
--------------------
ABB, CE                 Provides technical inspection and analysis services.
Altran Corp.            Provides engineering services as requested.
Corestar International  Provides technical inspection and analysis services.
NES, Inc.               Provides technical inspection and analysis services.
Northeast Utilities
  Service Company       See note below
NUCON Engineering
  Associates, Inc.      Provide temporary, technical manpower as needed.
Proto Power Corp.       Provides technical inspection and analysis services.
Raytheon Nuclear Inc.   Provides engineering services as requested.
Sequoia Consulting
  Group, Inc.           Provide temporary, technical manpower as needed.
Tekton Resources        Provides engineering services as requested.
Westinghouse
  Electric Co.          Provides engineering, technical, and site services
                          as requested.

LEGAL SERVICES
--------------
Morgan, Lewis, &
  Bokius, LLP           Provides legal services as requested.
Northeast Utilities
  Service Company       See note below

SECURITY SERVICES
-----------------
Green Mountain Security
  Service of NH         Provides security services for baseline security support.

OTHER SERVICES
--------------
Adecco / TAD            Provide temporary, technical manpower as needed.
Bartlett Nuclear, Inc.  Provide temporary, technical manpower and waste services as needed.
Food With a Flair       Provide food service for site meetings.
Ibex Corporation        Provides consulting and improvement services as requested.
Normandeau
  Associates, Inc.      Provides environmental monitoring services as requested.
Northeast Utilities
  Service Company       See note below
NUCON Engineering
  Associates, Inc.      Provide temporary, technical manpower as needed.
NUMANCO L.L.P.          Provide temporary, technical manpower as needed.
                          services as requested.
Public Service Company
  of New Hampshire      Provides worker's compensation administration, facilities and miscellaneous service.
Scudder Kemper
  Investments, Inc.     Provide Decommissioning Fund management.
Spec Group Holdings,
  Inc.                  Provide temporary, technical manpower as needed.
The Pacific Institute   Provides performance monitoring, trending, and improvement services as requested.

Note:   Northeast Utilities Service Company provides centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing and other services.



       ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                  For the Year Ended December 31, 1999

                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

---------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
---------------------------------------------------------------------------
                                                   (Thousands of Dollars)

Pension Plan                                             $ 5,810
Incentive Goals Plan                                       4,484
Group Life, Long-term Disability, Hospital
       and Medical Insurance Expenses                      5,074
FAS 106 VEBA Funding                                         764
Supplemental and Early Retirement Plans                      643
Employee Stock Option Plan                                   992
Educational Activities                                        93
Other Employee Benefits Expenses                              90
                                                          -------
                                           TOTAL          $17,950
                                                          =======




            ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1999


                           GENERAL ADVERTISING EXPENSES
                                   ACCOUNT 930.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------
                     DESCRIPTION                             AMOUNT
--------------------------------------------------------------------------
                                                     (Thousands of Dollars)

Science & Nature Center    ADECCO/TAD                          $12
                           Barker Specialty                      4
                           Floyd, James L.                      13
                           New England Aquarium Services        14
                           Stone Signs & Designs                 7
                           Various (27 items)                   49
                                                               ---
                                                      TOTAL    $99
                                                               ===



          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     For the Year Ended December 31, 1999

                        MISCELLANEOUS GENERAL EXPENSES
                                ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Sections 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441(b)(2)) shall be separately classified.

--------------------------------------------------------------------------
                DESCRIPTION                                 AMOUNT
--------------------------------------------------------------------------
                                                    (Thousands of Dollars)

Information Technology/Communication Services                $ 90
Medical Services                                               70
Research and Development                                       63
Various (36 items)                                             24
                                                             ----
                                     TOTAL                   $247
                                                             ====


          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     For the Year Ended December 31, 1999

                                 RENTS


INSTRUCTIONS:  Provide a listing of the amount included in accounts entitled "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

---------------------------------------------------------------------------
             TYPE OF PROPERTY                                      AMOUNT
---------------------------------------------------------------------------
                                                                (Thousands
                                                                of Dollars)

Computers/Data processing equipment                               $  394
Communications equipment                                             104
Vehicles                                                              18
Buildings                                                            238
Equipment and other                                                  754
                                                                  ------

                                           TOTAL                  $1,508
                                                                  ======



         ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                    For the Year Ended December 31, 1999

                      TAXES OTHER THAN INCOME TAXES
                             ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes." Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-----------------------------------------------------------------------------
                KIND OF TAX                                  AMOUNT
------------------------------------------------------------------------------
                                                     (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Insurance Premium Excise Tax                              $   27
    Property Tax                                                  20
    State Unemployment Tax                                        22
    State Business Tax                                           152
                                                              ------
                Sub-Total                                        221
                                                              ------
(2) U.S. Government Taxes:

    Federal Unemployment Tax                                      50
    Federal Insurance Contribution Act                         4,469
                                                              ------
                Sub-Total                                      4,519
                                                              ------
                                            TOTAL             $4,740
                                                              ======


           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                      For the Year Ended December 31, 1999

                                   DONATIONS
                                 ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

------------------------------------------------------------------------------------
         NAME OF RECIPIENT                PURPOSE OF DONATION         AMOUNT
------------------------------------------------------------------------------------
                                                                    (Thousands
                                                                    of Dollars)
New Hampshire Seacoast United Way   Charitable Contributions            $62
New Hampshire Estuaries Project     Charitable Contributions             10
Miscellaneous (71 items)            Charitable Contributions             26
                                                                        ---
                                                 TOTAL                  $98
                                                                        ===




          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     For the Year Ended December 31, 1999

                               OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

------------------------------------------------------------------------------
           DESCRIPTION                      NAME OF PAYEE          AMOUNT
------------------------------------------------------------------------------
                                                                 (Thousands
                                                                 of Dollars)

Penalties                         NRC                               $ 55

Political activities              Murphy, S&H                         41
                                  Employees                           36

Executive Incentive Compensation  Various                            137
                                                                    ----

                            TOTAL                                   $269
                                                                    ====


               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          For the Year Ended December 31, 1999

                                   SCHEDULE XVIII

                       NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on pages 19A through 19G.




               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                       ORGANIZATION CHART (AS OF DECEMBER 31, 1999)


Executive Vice President and Chief Nuclear Officer Seabrook

  - Director, Engineering

  - Station Director

  - Director, Support Services

  - Manager, Human Resources and Organization Development

  - Manager, Nuclear Oversight

  - Manager, Environmental and Community Relations





               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                           For the Year Ended December 31, 1999


                                  Methods of Allocation


All costs are specific to Seabrook Station and are direct charged.






               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

               ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                          For the Year Ended December 31, 1999


Expenses of Seabrook Station are funded in advance therefore there are no charges for use of capital.






               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                     SIGNATURE CLAUSE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Conmmission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned office thereunto duly authorized.




                         NORTH ATLANTIC ENERGY SERVICE CORPORATION
                         -----------------------------------------
                               (Name of Reporting Company)



                    By:
                         ---------------------------------
                           (Signature of Signing Officer)



                         John J. Roman - Vice President and Controller
                         ---------------------------------------------
                         (Printed Name and Title of Signing Officer)



                         Date:  April 20, 2000
                                --------------